Exhibit 34.5

Report of Independent Registered Public Accounting Firm

The Board of Directors

HSBC Electronic Data Processing (Philippines) Inc.:

We have examined management’s assessment, included in the accompanying “Report on Compliance With Applicable Servicing Criteria Pursuant To Item 1122 of Regulation AB Under the Securities Exchange Act of 1934” (Exhibit 33.5) that HSBC Electronic Data Processing (Philippines) Inc. (the Company) complied with the servicing criteria set forth in Item 1122(d)(4)(viii) of the Securities and Exchange Commission’s Regulation AB (the Applicable Servicing Criteria) applicable to the servicing of asset backed securitization transactions backed by auto loan receivables, as of and for the period from January 31, 2007 (date of issuance of the initial asset-backed securitization transaction covered by this report) through December 31, 2007. Exhibit 33.5 identifies the individual asset-backed securitization transactions (the Covered Transactions) defined by management as part of their assessment. Management has determined that all other criteria set forth in Item 1122 (d) are not applicable to the Company’s activities with respect to the Covered Transactions. Management is responsible for the Company’s compliance with the Applicable Servicing Criteria. Our responsibility is to express an opinion on management’s assessment about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Applicable Servicing Criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Covered Transactions, testing of less than all of the servicing activities related to the Covered Transactions, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the Applicable Servicing Criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the Applicable Servicing Criteria.

In our opinion, management’s assessment that the Company complied with the Applicable Servicing Criteria as of and for the period from January 31, 2007 through December 31, 2007 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois

March 3, 2008